UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, May 2022

Commission File Number 001-40375

E-Home Household Service Holdings Limited

(Translation of registrant’s name into English)

Floor 9, Building 14, HaixiBaiyue Town

No. 14 Duyuan Road, Luozhou Town

Cangshan District, Fuzhou City 350001

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On May 13, 2022, E-Home Household Service Holdings Limited (the “Company”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with an institutional investor (“Investor”) pursuant to which the Company issued an unsecured convertible promissory note with a two-year maturity (the “Note”) to Investor. The Note has the original principal amount of $3,170,000.00 including the original issue discount of $150,000 and Investor’s legal and other transaction costs of $20,000. The Company anticipates using the proceeds for general working capital purposes.

Interest accrues on the outstanding balance of the Note at 8% per annum. Upon the occurrence of a Trigger Event (as defined in the Note), Investor may increase the outstanding balance payable under the Note by 12% or 5%, depending on the nature of such event. If the Company fails to cure the Trigger Event within the required five trading days, the Triger Event will automatically become an event of default (an “Event of Default”) and interest will accrue at the lesser of 22% per annum or the maximum rate permitted by applicable law.

Pursuant to the terms of the Purchase Agreement and the Note, the Company must obtain Investor’s consent for certain fundamental transactions such as consolidation, merger, disposition of substantial assets, change of control, reorganization or recapitalization. Any occurrence of such fundamental transaction without Investor’s prior written consent will be deemed a Trigger Event.

Investor may convert all or any part of the outstanding balance of the Note, up to a maximum amount of $500,000 per month, at any time after six months from the issue date, into ordinary shares of the Company at a price equal to 85% multiplied by the lowest daily VWAP during the ten trading days immediately preceding the applicable conversion, subject to certain adjustments, an issuance cap pursuant to NASDAQ Listing Rule 5635(d) and ownership limitations specified in the Note. The Company is responsible for certain late fees equal to 2% of the Conversion Share Value (as defined in the Note) with a floor of $500 per day if it fails to deliver the ordinary shares upon conversion pursuant to the terms of the Note. The Company may prepay the outstanding balance of the Note in cash equal to 115% multiplied by the portion of the outstanding balance the Company elects to prepay.

The Company relied on the exemption from registration afforded by Section 4(a)(2) of the Securities Act of 1933 in connection with the issuance and sale of Note and underlying ordinary shares.

Joseph Stone Capital, LLC (“JSC”) acted as the advisor to the Company in connection with the offering. The Company agreed to pay JSC a cash fee equal to 6.5% of the aggregate gross proceeds received by the Company in the offering as well as certain expense allowance and legal fees. In addition, the Company agreed to issue to JSC or its designee(s) warrants to purchase up to 386,585 ordinary shares of the Company (the “Warrants”). The Warrants have a term of five years and are exercisable at a price of $0.49 per share.

The foregoing description is qualified in its entirety by reference to the full text of the Purchase Agreement, the Note and the Warrants, a form of each is furnished hereto as Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3, respectively, and each of which is incorporated herein by reference.

EXHIBIT INDEX

Exhibit	Description

99.1	Form of Securities Purchase Agreement, dated May 13, 2022
99.2	Form Convertible Promissory Note, dated May 13, 2022
99.3	Form of Warrants

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 17, 2022	E-home Household Service Holdings Limited

	By:	/s/ Wenshan Xie
Wenshan Xie
Chief Executive Officer

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